Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Change to Board of Directors

Beijing, October 19, 2015 - Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager primarily in China and recently in other countries, today announced the retirement of Ms. Yinfei Hao as Director of the Company’s Board of Directors (the “Board”) and Executive Vice President of the Company. The Company has appointed Mr. Wells Tian as an independent director, effective immediately. Mr. Tian will serve as a member of the Board’s Nominating and Corporate Governance Committee, Compensation Committee, and Audit Committee.

Mr. Tian brings 18 years of management experience in various multinational corporations to Xinyuan. He is currently a Senior Partner at Korn/Ferry International where he leads its talent and leadership consulting business for Chinese companies. Prior to joining Korn/Ferry, Mr. Tian was at Aon Hewitt and held the roles of Vice President of its China division, General Manager of its North China division, and Director of its leadership and senior executive compensation consulting practice in China. Mr. Tian received his bachelor’s degree in Accounting from Qingdao University and holds an MBA in Administrative Engineering from Tsinghua University.

“It has been a great pleasure working with Yinfei since she was appointed Director in December 2010. On behalf of the Board, I would like to thank Yinfei for her significant contributions to the Company and wish her luck in her retirement,” said Mr. Yong Zhang, Xinyuan’s Chairman. “We’re excited to welcome Wells Tian to the Xinyuan Board. His management expertise and proven leadership will be tremendous assets to Xinyuan as we continue to focus on creating long-term shareholder value.”

The Company also announced the appointment of Mr. Yong Zhang, Chairman of the Board, as Chairman of the Board’s Nominating and Corporate Governance Committee.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, the Company develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi'an, Suzhou, among others. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. The Company aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.
Ms. May Shen
Investor Relations Director
Tel: +86 (10) 8588-9376
Email: irmanager@xyre.com

ICR, LLC
William Zima
In U.S.: +1-646-308-1472
In China: +86 (10) 6583 7511
Email: William.zima@icrinc.com